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Q&A
•
What was announced today?
•
What is the timing?
•
As an OPNET partner, what does this mean for me?
•
Why is Riverbed doing this?
•
Why is OPNET doing this?
Filed under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Filed by: OPNET Technologies, Inc.
Subject Company: OPNET Technologies, Inc.
SEC File No.: 000-30931
OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

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OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

Q&A
•
Will OPNET and Riverbed channel programs be merged?
•
What will happen to the terms of our agreements with OPNET
(SYNERGY, NDAs, price quotations, SOWs, etc.)?
•
Should I hold off on OPNET activity while waiting for the new terms of
Riverbed’s channel programs?  I heard they require commitments that we are not ready for.
•
Will my key contacts at OPNET change?  (Sales, BD, technical, …)

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OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

Q&A
•
Will I still be able to register opportunities with OPNET after the planned acquisition completion date?  Or will I first need to join one of
Riverbed’s channel programs?
•
Will I have a chance to sell other Riverbed products given my partnership with OPNET?
•
What if I don’t want to sell other Riverbed products besides the
OPNET products?  Will I be cut as an OPNET partner?
•
If Riverbed has partners that operate in my market segment, is my relationship with the combined company at risk?

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OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

Q&A
•
We use OPNET products to help clients plan datacenter changes,
including WAN optimization.   Will I be required to promote only
Steelhead going forward?
•
What will happen to OPNET and Riverbed product roadmaps?
•
What will happen to existing customers of each company?
•
What immediate actions are recommend current OPNET partners, services partners, and tech alliance partners?

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OPNET Confidential – Not for release to third parties
© 2012 OPNET Technologies, Inc.  All rights reserved. OPNET and OPNET product names are trademarks of OPNET Technologies, Inc.

Important Notice
Additional Information and Where to Find It
•
  The exchange offer for the outstanding common stock of OPNET Technologies, Inc. (“OPNET”) referred to in this communication has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET.  OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  At the time the offer is commenced, Riverbed
Technology, Inc. (“Riverbed”) will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a
Solicitation/Recommendation Statement with respect to the offer.  The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer.  The Prospectus and certain other offer documents, as well as the
Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them.  The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and Exchange Commission’s web
Interests of Certain Persons in the Offer and the Merger
•
Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares into the exchange offer. The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in
Riverbed’s solicitation of OPNET’s stockholders to tender their shares into the exchange offer.
•
Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus and certain other offer documents, as well as the
Solicitation/Recommendation Statement, when they become available.
site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105, attention:
Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to
OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.